Exhibit 99.2

CYMER, INC.

2011 EQUITY INCENTIVE PLAN

STOCK OPTION GRANT NOTICE

Cymer, Inc. (the “Company”), pursuant to its 2011 Equity Incentive Plan (the “Plan”), hereby grants to you as a Participant under the Plan an option to purchase the number of shares of the Company’s Common Stock set forth below. This option is subject to all of the terms and conditions as set forth herein and in the Stock Option Agreement and the Plan, the terms of each of which are incorporated herein in their entirety. Copies of the Stock Option Agreement and the Plan are available via your E*Trade account, and, if you are an Employee, the Plan is available on the Company’s Intranet under the Human Resources section.

Grant Number:
Participant:
Grant Date:
Number of Shares Subject to Option:
Exercise Price (US$ Per Share):
Expiration Date:

Type of Grant: ☐ Incentive Stock Option[1] ☐ Nonstatutory Stock Option

Vesting Schedule:	The shares subject to this stock option will vest in accordance with the following schedule, provided that the vesting will cease upon the termination of your Continuous Service:

Payment:	By one or a combination of the following items (described in the Stock Option Agreement):

☒ By cash in US dollars
☒ By check, bank draft or money order payable to the Company in US dollars
☒ Cashless exercise
☐ By delivery of already-owned shares
☐ Net exercise[2]

Additional Terms/Acknowledgements: By either executing this Grant Notice or indicating acceptance of this stock option via the procedures specified in your E*Trade account, you acknowledge receipt of, and understand and accept, this Stock Option Grant Notice and the Stock Option Agreement. Additionally, you acknowledge receipt of, and understand and accept, the Plan, a copy of which is available to you via your E*Trade account, and if you are an Employee, on the Company’s Intranet site under the Human Resources section. You hereby agree to accept as binding, conclusive and final all decisions or interpretations of the Board and/or its Committee delegated authority to administer the Plan upon any questions relating to the Stock Option Agreement and the Plan.

You also acknowledge receipt of the 2011 Equity Incentive Plan Prospectus and any supplement applicable in your jurisdiction of residence; provided, however, that if you are an Employee, you acknowledge that the Prospectus is available for your review on the Company’s Intranet site under the Human Resources section and that you also may receive a paper version of the Prospectus, together with any supplement applicable in your jurisdiction of residence, upon request.

You further acknowledge that as of the Grant Date, this Stock Option Grant Notice, the Stock Option Agreement and the Plan set forth the entire understanding between you and the Company regarding the acquisition of stock in

[1]

The Optionholder must be subject to United States federal income taxes to be eligible to receive an Incentive Stock Option. If Optionholder is not subject to United States federal income taxes, then the option is a Nonstatutory Stock Option. If this is an Incentive Stock Option, it (plus other outstanding Incentive Stock Options) cannot be first exercisable for more than $100,000 in value (measured by exercise price) in any calendar year. Any excess over $100,000 is a Nonstatutory Stock Option.

[2]	Not permitted for Incentive Stock Options

the Company and supersede all prior oral and written agreements on that subject with the exception of (i) options previously granted and delivered to you under the Plan, and (ii) the following agreements only:

OTHER AGREEMENTS:

OPTIONHOLDER:	CYMER, INC.

By:
Signature		Signature

Date:	Title:

Residence Address:

Date: